LINDQUIST & VENNUM P.L.L.P.

4200 IDS CENTER 80 SOUTH EIGHTH STREET MINNEAPOLIS, MN 55402-2274 TELEPHONE: 612-371-3211 FAX: 612-371-3207	IN DENVER: 600 17TH STREET, SUITE 1800 SOUTH DENVER, CO 80202-5441 TELEPHONE: 303-573-5900 FAX: 303-573-1956

ATTORNEYS AT LAW	www.lindquist.com

JONATHAN B. LEVY

(612) 371-2412

jlevy@lindquist.com

May 22, 2006

VIA EDGAR AND FEDEX

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:                               Winmark Corporation

Registration Statement on Form S-1

Filed April 19, 2006

File No. 333-133393

Dear Mr. Owings:

This letter is submitted on behalf of Winmark Corporation (the “Company”) in response to the Commission’s letter dated May 4, 2006 containing comments to the Company’s registration statement on Form S-1 (File No. 333-133393). The Company is filing simultaneously pre-effective amendment No.1 to the registration statement that includes, among other things, revisions in response to the Staff’s comments. A copy of the revised registration statement marked to show changes is also being filed via EDGAR and being sent to you for your convenience. You will also see that the Company has updated certain disclosures in the registration statement to reflect recent developments involving the Company. For convenience and clarity, the text of your comments and the Company’s responses are set forth below.

General

1.                                       We note that you intend to conduct a delayed offering of the registered securities under Rule 415 of the Securities Act. Please tell us which paragraph of Rule 415(a)(1) you intend to rely upon in connection with your offering. For example, it does not appear that Rule 415(a)(1)(x), which permits securities to be offered on a delayed basis by or on behalf of the registrant, is available to you since that paragraph is only applicable to registration statements on Form S-3. If you intend to conduct a continuous offering in reliance on Rule 415(a)(1)(ix), please revise to clarify, if true, that the offering will be commenced promptly, will be made on a continuous basis, and may continue for a period in excess of 30 days. In the latter case, please also revise the cover page of the prospectus to identify the maximum aggregate principal amount of each type of note that will be issued.

Response

The Company is relying upon Rule 415(a)(1)(ix) of the Securities Act, and has revised the cover page of the prospectus in response to the Staff’s comment to disclose that the offering will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days. The Company notes that the Staff has asked that the Company disclose the maximum aggregate principal amount of each note that will be offered. The indenture does not specify any limit or maximum for each type of note, and the Company respectfully observes that it cannot predict what interest rate conditions will be, and what its capital needs will be in order to identify a distribution of notes that will be sold over the course of the offering. The cover page has been revised to disclose that the indenture does not limit the maximum aggregate principal amount of each note that the Company can issue, but the Company hopes to issue a variety of notes in response to interest rate conditions and capital needs.

This offering consists of securities of a single class of securities - subordinated, renewable, unsecured notes (and not a wide variety of securities, such as notes, common equity, preferred equity, etc.).  Differing interest rates for each maturity term will be offered during the course of the offering, as determined by market conditions from time to time.  The Company intends to file its initial interest rate prospectus supplement promptly upon effectiveness of the registration statement.  Given that the securities are of a single class, the Company believes that registration and offering of the aggregate amount is appropriate, and that investors and the Company should have the flexibility to invest in and issue various maturity term notes within the aggregate amount based upon market conditions.  The Company also believes that the prospectus adequately describes the fact that the Company may issue notes with differing terms, and that splitting the aggregate offering amount among the various maturity terms (some of which may not even be offered at times, based upon market conditions) would not serve investor interests.

Undertakings

2.                                       Please disclose the full undertakings in Item 512(a)(5) and (6) of Regulation S-K, as applicable. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

Response

The Company has revised Part II of the registration statement to include these undertakings in response to the Staff’s comment. See pages II-5-6.

Signatures

3.                                       Please have your principal financial officer and principal accounting officer or controller sign in these capacities. See Instructions to signatures to Form S-1.

Response

The Company has revised the signature page to the registration statement to include the signatures of the Company’s principal financial and principal accounting officers in response to the Staff’s comment. See pages II-7.

If you have any further comments or questions, please feel free to contact me.

Very truly yours,

/s/ Jonathan B. Levy
Jonathan B. Levy

JBL/rt

cc:                                 Peggy Kim

Kurt Murao

John L. Morgan

K. Ed Elverud